Exhibit 99.1

Agria Announces Management Transition

Beijing, China – October 10, 2012 – Agria Corporation (NYSE: GRO) (the “Company” or “Agria”), an agricultural company with operations in China and internationally, today announced that Xie Tao, Chief Executive Officer of the Company, and John Layburn, Chief Financial Officer, have provided notices of resignation from their respective positions at the Company in order to pursue other opportunities. A Selection Committee and a Transition Committee have been organized. Mr Guanglin Lai, Chairman of the board of directors of the Company, Mr. Wah Kwong Tsang, Chairman of the Audit Committee, and Mr. Sean Shao, Chairman of the Nominating Committee, will serve on both committees. The Selection Committee will work with a global executive search firm to identify suitably qualified candidates to fill these positions, while the Transition Committee will exercise oversight over the Company’s business operations during the management transition process. Both Mr. Xie and Mr. Layburn have expressed their willingness and intention to assist the Transition Committee to ensure an orderly transition.

In the interim, Mr. Jerry Mao, Agria’s Finance Controller, will manage the Company’s financial matters under the oversight of the Transition Committee and will report to the Board on all financial matters. Prior to joining Agria, Mr. Mao was the regional finance and planning manager of the Asia-Pacific division of a global chemicals company and worked for Deloitte & Touche as an auditor for five years.

Mr. Lai, Chairman of the Board of Directors of Agria, commented, "Agria has gone through a comprehensive transformation over the past few years as we expanded our focus globally, led by our successful investments in New Zealand. We thank Xie Tao and John for their efforts and dedication during this period and wish them continued success as they pursue new opportunities. Our board is committed to a thorough selection process in order to secure the most attractive replacements. We have started the process and seek a proven leader with the industry experience and track record needed to help leverage our strong existing asset base and capabilities to drive the next phase of our growth strategy. We have a unique market position, which we plan to more aggressively capitalize on as we work to restore growth and build shareholder value.”

About Agria Corporation

Agria Corporation (NYSE: GRO) is an agricultural company with operations in China and internationally. Agria operates three principal business lines: China seeds, international seeds and agriservices. In China, Agria engages in research and development, production and sale of seed products, including field corn seeds, edible corn seeds and vegetable seeds. Agria owns through Agria Asia a 50.22% equity interest in PGG Wrightson, New Zealand's largest agricultural services company. For more information about PGG Wrightson, please visit www.pggwrightson.co.nz. For more information about Agria Corporation, please visit www.agriacorp.com.

Contact:

David Pasquale

Senior Vice President

U.S. Tel: +1-914-337-1117

david.pasquale@agriacorp.com

Safe Harbor Statement:

This announcement contains forward-looking statements. These statements, including the management’s commentary, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this announcement unless otherwise stated and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.